Morgan Stanley Dean Witter Charter Series
Monthly Report
February 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley Dean Witter Charter Funds as of February 28, 2001 was as follows:

Funds               N.A.V.      % change for month
Charter DWFCM       $16.82               0.41%
Charter Graham      $12.72               3.36%
Charter Millburn    $10.22              -2.27%
Charter Welton      $  7.54             -2.79%

Notice to Limited Partners of Charter Graham

In a continuing effort to provide increased diversification among trading strategies within Charter Graham, the General Partner has determined to reallocate the assets of Charter Graham among certain trading programs offered by the trading advisor to the Fund, Graham Capital Management, L.P. Through December 31, 2000, 100% of the assets of Charter Graham were traded pursuant to the Global Diversified Program at 1.5 times standard leverage. Commencing January 1, 2001, the assets of Charter Graham will be traded as follows: approximately 60% of the assets are traded pursuant to the Global Diversified Program at 1.5 times standard leverage, approximately 20% of the assets will be traded pursuant to the K4 Program at 1.5 times standard leverage, and approximately 20% of the assets will be traded pursuant to the Non-Trend Based Program at 1.5 times standard leverage. Furthermore, all subscriptions, redemptions, and exchanges into or out of Charter Graham will be allocated in the same proportion described above. See Special Notice to Limited Partners of Charter Graham which follows this letter.

Charter DWFCM

Charter DWFCM increased in value during February due primarily to gains recorded in the global interest rate futures markets. Long positions in Japanese, European, U.S and Australian bond futures experienced gains late in the month as investors looked to these markets as a safe haven as global stock prices tumbled. As a result of this downward slide in equity prices profits were also recorded from short S&P 500 and Nikkei Index futures positions. Newly established short natural gas futures positions profited as well as natural gas prices fell to a three month low. A portion of these gains was offset by losses experienced in the currency markets. The most significant of these losses were recorded from short positions in the Swiss franc, the euro and the Swedish krona as the value of these currencies increased relative to the U.S. dollar late in the month. This upward move was attributed to the declining stock prices and speculation of additional interest rate cuts by the U.S. Federal Reserve. Losses were also recorded from long aluminum futures positions as prices moved lower on reports of increased storage levels.

Charter Graham

Charter Graham increased in value during February primarily due to gains recorded in the global interest rate futures markets. Long positions in U.S. interest rate futures profited early in the month as prices rallied as investors looked to these markets as a safe haven from tumbling stock prices. Profits were also recorded from long positions in Japanese interest rate futures as Japanese government bond prices increased on reports of disappointing economic data in that country. Additional gains were realized in the soft commodities markets from short positions in cotton futures as prices declined on weak export sales and rising inventories. Smaller gains were recorded in global stock index futures from short positions in U.S. and Japanese stock index futures as prices dropped after reports of major technology company layoffs, discouraging inflationary news and fears of cooling global demand. Losses recorded from trading the Canadian dollar and Swiss franc throughout the month offset a portion of these gains.

Charter Millburn

Charter Millburn decreased in value during February primarily due to losses recorded in the currency markets from long positions in the euro as its value weakened versus the U.S. dollar early in the month amid growth concerns regarding most European economies. Additional losses were recorded in the energy markets from long unleaded gas futures positions and short positions in heating and gas oil futures as prices in these markets fluctuated without consistent direction throughout the month due to conflicting weather forecasts and crude oil supply levels. A portion of these losses was offset by gains recorded in global stock index futures markets, primarily from short positions in Japanese stock index futures as prices dropped amid economic and political uncertainty, particularly from speculation that Japanese Prime Minister Yoshiro Mori may be forced to resign next month.

Charter Welton

Charter Welton decreased in value during February primarily due to losses recorded in the currency markets from long positions in the euro and Swiss franc as the value of these European currencies weakened versus the U.S. dollar early in the month amid growth concerns regarding most European economies. Additional losses were recorded from long futures positions in crude oil as oil prices reversed lower on bearish data showing gains in U.S. energy stockpiles, indications that OPEC will not trim output again and on signals that a global economic slowdown will hit energy demand. Losses were also recorded from short lean hog futures positions. A portion of these losses was offset by gains recorded in the global interest rate futures markets from long positions in Japanese government bond futures as prices increased on reports of disappointing economic data and a surprise cut in the discount rate by the Bank of Japan. Additional gains were recorded from short cotton futures positions as cotton prices declined on weak export sales and rising inventories.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I  hereby  affirm,  that  to  the  best of my  knowledge  and  belief,  the
information  contained  in  this report is  accurate  and  complete.   Past
performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Special Notice to Limited Partners of Charter Graham
     The two new trading programs to which assets were allocated are described on page 66 in the Fund's prospectus dated October 11, 2000. The information set forth below supplements and updates the descriptions, performance and correlation information in the prospectus regarding those trading programs.
     The following supplements the information under "The Trading Advisors
- Morgan Stanley Dean Witter Charter Graham L.P. - The Graham Trading
Programs - K4 Program" on page 66 of the prospectus.

     The K4 Program will normally have weightings of approximately 18% in futures contracts based on long-term interest rates, 9% in short-term interest rates, 31% in currency forwards, 14% in stock index futures, 11% in agricultural futures, 9% in metal futures, and 8% in energy futures.
The actual weighting and leverage used in each market will change over time due to liquidity, price action, and risk considerations.

     The following supplements the information under "The Trading Advisors
- Morgan Stanley Dean Witter Charter Graham L.P. - The Graham Trading
Programs - Non-Trend Based Program" on page 66 of the prospectus.

     The Non-Trend Based Program will normally have weightings of approximately 9% in futures contracts based on long-term interest rates, 2% in short-term interest rates, 45% in currency forwards, 11% in stock index futures, 11% in metal futures, and 22% in energy futures. The actual weighting and leverage used in each market will change over time due to liquidity, price action, and risk considerations.

     The following updates and supplements the information under "The
Trading Advisors - Morgan Stanley Dean Witter Charter Graham L.P. - Past
Performance of Graham - K4 Program (Standard Leverage) Capsule E" on page
69 of the prospectus.
Graham Capital Management, L.P.              Graham Capital Management,
L.P.
K4 Program                              Pro Forma of K4 Program at 150%
Leverage
(Standard Leverage)                          and Charter Graham's Fees and
Expenses
Aggregate assets overall:  $741,200,000      Largest monthly drawdown:
(7.46)%
Aggregate assets in program:  $113,487,000                  (February 2000)
Largest monthly drawdown:  (4.73)%           Worst peak-to-valley drawdown:
(12.90)%
               (February 2000)                    (February 2000-June 2000)
Largest peak-to-valley drawdown:  (8.01)%
               (February 2000-June 2000)
                                    Rate of Return
Rate of Return
Month                2001          2000      1999           Month
2001 2000      1999
                     %                         %                      %
          %                          %
January         2.37%          1.94           0.82               January
3.04   2.41          0.97
February   5.01          (4.73)          0.08               February
6.36  (7.46)         0.03
March                     1.75          (3.53)              March
2.46      (5.49)
April                     1.04           1.73               April
1.53       2.26
May                 (2.27)          1.59               May
(3.67)          2.15
June                (3.89)          2.01               June
(6.08)          3.00
July                 0.71          (2.51)              July
0.90      (4.00)
August                    2.40           3.84               August
3.58       5.57
September            0.99           1.14               September
1.40       1.32
October                   1.44          (3.99)              October
2.06      (6.27)
November             7.41           0.09               November       10.94
(0.09)
December             9.37           6.23               December       12.00
9.03
Compound Annual  (Period)                              Compound Annual
(Period)
Rate of Return    7.50        16.39           7.25               Rate of
Return   9.59  19.87           7.68
                      (2 months)                                      (2
months)

     The following updates and supplements the information under "The
Trading Advisors - Morgan Stanley Dean Witter Charter Graham L.P. - Past performance of Graham - Non-Trend Based Program (Standard Leverage) Capsule
I" on page 71 of the prospectus
              .

Graham Capital Management, L.P.              Graham Capital Management,
L.P.
Non-Trend Based Program                 Pro Forma of Non-Trend Based
Program at 150%
(Standard Leverage)                          Leverage and Charter Graham's
Fees and Expenses
Aggregate assets overall:  $741,200,000      Largest monthly drawdown:
(7.83)%
Aggregate assets in program:  $93,219,000                   (October 1999)
Largest monthly drawdown:  (5.01)%           Worst peak-to-valley drawdown:
(14.25)%
               (October 1999)                (May 1999-October 1999)
Largest peak-to-valley drawdown:  (8.48)%
               (May 1999-October 1999)

                                    Rate of Return
Rate of Return
Month                2001          2000      1999           Month
2001 2000      1999
                     %                         %                      %
          %                          %
January        (2.81)%    4.07          (2.92)              January
(4.36)      5.96         (4.59)
February   0.81           2.25           0.87               February
1.04   3.22          1.15
March                    (1.28)          5.81               March
(2.20)          8.04
April                    (0.60)          3.38               April
(1.13)          4.18
May                  4.15          (1.23)              May
6.46      (2.09)
June                 2.10          (2.11)              June
2.84      (3.63)
July                (3.11)          1.62               July
(4.82)          2.28
August                   (0.39)         (3.23)              August
(0.67)         (5.27)
September            2.19           1.33               September
3.18       1.77
October                  (2.58)         (5.01)              October
(4.01)         (7.83)
November             0.19           0.92               November
0.18       1.18
December             4.65           1.55               December
6.91       2.11
Compound Annual  (Period)                              Compound Annual
(Period)
Rate of Return   (2.02)              11.86         0.46               Rate
of Return  (3.36)    16.12         (3.76)
                      (2 months)                                      (2
months)

Please refer to the footnotes on pages 72-73 of the prospectus, including the descriptions of the limitations on pro forma information.

     PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

     The following updates and supplements the information under "Part Two
Statement of Additional Information - Supplemental Performance Information
- Charter Graham - Correlation Analysis"  on page 140 of the prospectus.









            Correlation Analysis (January 1999 - February 2001)
                                                                 Global
Div.            K4                  NTB                MAR
                         Pro Forma      Pro Forma      Pro Forma
Public Fund             S&P         Sal            EAFE
Global Div. - Pro Forma          1.000            0.793      0.110
0.880          -0.071    0.042      0.142
K4 - Pro Forma                                                     1.000
-0.052           0.701             -0.150    0.133     -0.145
NTB - Pro Forma
1.000            0.318             -0.262      -0.040   0.086
MAR Public Index (MAR)
1.000               -0.043    0.060      0.147
S&P 500 Index (S&P)
1.000     0.119      0.760
Salomon Corp. Bond Index (SAL)
1.000      0.081
MSCI EAFE Index (EAFE)
1.000

       Please refer to the footnotes on page 140 of the prospectus.

      PAST PERFORMACE IS NOT NECESSARILY INDICATE OF FUTURE RESULTS.


MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Charter DWFCM

Year                Return

1994 (10 months)              - 7.3%
1995                 21.9%
1996                   4.0%
1997                 26.2%
1998                   5.1%
1999                  -9.2%
2000                  23.8%
2001 (2 months)                 -3.9%

Inception-to-Date Return:      68.2%
Annualized Return:          7.7%
_________________________________________________________________
___________________________

Charter Graham

Year                Return

1999 (10 months)                2.9%
2000                      22.0%
2001 (2 months)                 1.4%

Inception-to-Date Return:      27.2%
Annualized Return:        12.8%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000                               12.1%
2001 (2 months)                 -1.7%

Inception-to-Date Return:                      2.2%
Annualized Return:                   1.1%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -10.7%
2000                        -8.2%
2001 (2 months)                  -8.0%

Inception-to-Date Return:           -24.6%
Annualized Return:       - 13.2%

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended February 28, 2001
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter DWFCM      Morgan Stanley Dean Witter Charter Graham
                                        Percentage of
Percentage of
                                        February 1, 2001
February 1, 2001                                                 Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                      1,847,675              5.12
425,216                           1.49
  Net change in unrealized     (1,576,989)            (4.37)
653,370                           2.29

  Total Trading Results           270,686              0.75
1,078,586                         3.78
Interest Income (DWR)             148,763              0.41
120,349                           0.42

  Total Revenues                  419,449              1.16
1,198,935                         4.20

EXPENSES
Brokerage fees (DWR)              210,691              0.58
166,524                           0.58
Management fees (Note 2)           60,198              0.17
47,578                            0.17
Incentive fees (Note 2)              (282)               -
25,238                            0.09

  Total Expenses                  270,607              0.75
239,340                           0.84

NET INCOME                        148,842       0.41                   959,595
3.36

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended February 28, 2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter DWFCM              Morgan
Stanley Dean Witter Charter Graham
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  February 1, 2001     2,156,258.558   36,118,531    16.75
2,320,340.798    28,547,015   12.30
Net Income                     -          148,842     0.07                    -
959,595                        0.42
Redemptions              (12,401.800)    (208,598)   16.82
(8,915.232)     (113,402)     12.72
Subscriptions             28,809.980      484,584    16.82
76,210.688       969,400      12.72

Net Asset Value,
  February 28, 2001    2,172,666.738   36,543,359    16.82
2,387,636.254    30,362,608   12.72

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended February 28, 2001
(Unaudited)

                                                     Morgan Stanley Dean Witter
Charter Millburn      Morgan Stanley Dean Witter Charter Welton
                                        Percentage of
Percentage of
                                       February 1, 2001
   February 1, 2001                                             Beginning
   Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                        860,592              2.84
(1,072,906)                     (5.02)
  Net change in unrealized     (1,443,440)            (4.76)
548,608                          2.57

  Total Trading Results          (582,848)            (1.92)
(524,298)                       (2.45)
Interest Income (DWR)             121,371              0.40
87,839                           0.41

  Total Revenues                 (461,477)            (1.52)
(436,459)                       (2.04)

EXPENSES
Brokerage fees (DWR)                      177,022       0.58
124,654                          0.58
Management fees (Note 2)                   50,578       0.17
35,616                           0.17

  Total Expenses                  227,600              0.75
160,270                          0.75

NET LOSS                         (689,077)            (2.27)
(596,729)                       (2.79)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended February 28, 2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter Millburn
Morgan Stanley Dean Witter Charter Welton
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  February 1, 2001     2,901,560.924  30,346,641    10.46
2,754,618.455   21,369,290     7.76
Net Loss                      -         (689,077)   (0.24)                    -
(596,729)                     (0.22)
Redemptions              (10,358.032)   (105,859)   10.22
(36,193.368)    (272,898)      7.54
Subscriptions             89,816.026     917,920    10.22
60,532.894      456,418        7.54

Net Asset Value,
  February 28, 2001    2,981,018.918  30,469,625    10.22
2,778,957.981   20,956,081     7.54

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter DWFCM L.P. ("Charter DWFCM"), Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL") which provide clearing and execution services. The trading advisor for Charter DWFCM is Dean Witter Futures & Currency Management Inc. ("DWFCM"). Demeter, DWR, DWFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held at DWR. In addition, DWR will credit each Partnership with 100% of the interest income DWR receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by DWR on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - Each Partnership incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)


Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Charter DWFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Demeter, on behalf of Charter DWFCM and itself, entered into aq management agreement with DWFCM to make all trading decisions for the Partnership.

Charter DWFCM pays management and incentive fees (if any) to DWFCM.

3.  Trading Advisors

Demeter, on behalf of Charter DWFCM, Charter Graham, Charter Millburn and Charter Welton retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Dean Witter Charter DWFCM L.P.
  Dean Witter Futures & Currency Management Inc.

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership's incentive fee is equal to 20% of the trading profits, on a quarterly basis for Charter DWFCM, and on a monthly basis for Charter Graham, Charter Millburn and Charter Welton.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)



Trading profits represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.